MAR 3 1 2005
THOMSON FINANCIAL

SECURI[barcode] 05039998 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 PARK PLAZA, SUITE 444
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON PANTZER (212) 697-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERDON LLP
(Name – *if individual, state last, first, middle name*)

360 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 0 1 2005
WASH. D.C. 179
PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AA 3/30/2005

TLH 3/23

OATH OR AFFIRMATION

I, JASON PANTZER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC, as of DECEMBER 31ST, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive VP

Title

DAVID S. KLAFTER
Notary Public, State of New York
No. 31-4751754
Qualified in New York County
Commission Expires 5/31/07

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2004

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

INDEX
DECEMBER 31, 2004

BERDON

INDEPENDENT AUDITORS' REPORT

To the Member of
Ackman Ziff Chazen Realty Advisors LLC

We have audited the accompanying statement of financial condition of Ackman Ziff Chazen Realty Advisors LLC as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ackman Ziff Chazen Realty Advisors LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 9 and 10 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berdon LLP
Certified Public Accountants

February 18, 2005

Berdon LLP
CPAs and Advisors

International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

EXHIBIT A

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 279,349
Prepaid expenses	3,453
TOTAL CURRENT ASSETS	282,802
FIXED ASSETS - AT COST:	
Property, plant and equipment	7,145
Less, accumulated depreciation	1,386
FIXED ASSETS - AT COST - NET	5,759
	$ 288,561

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accrued liabilities	$ 7,848
Accrued pension expense	35,000
TOTAL CURRENT LIABILITIES	42,848
COMMITMENTS	
MEMBER'S EQUITY	245,713
	$ 288,561

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions	$ 949,459
Interest and dividends	509
TOTAL REVENUE	949,968
EXPENSES:	
Commissions, salaries and payroll taxes	795,821
Rent	23,580
Insurance	12,900
Regulatory fees	3,391
Dues and memberships	3,724
Postage and delivery	2,094
Office expense	2,237
Professional fees	30,135
Seminar	5,869
Telephone	4,746
Travel expense and entertainment	12,135
Pension plan expense	35,000
Depreciation expense	561
TOTAL EXPENSES	932,193
NET INCOME	$ 17,775

The accompanying notes to financial statements are an integral part of this statement.

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

BALANCE - JANUARY 1, 2004	$ 57,720
Member's contribution	170,218
Net income for the year ended December 31, 2004 (Exhibit B)	17,775
BALANCE - DECEMBER 31, 2004	$ 245,713

The accompanying notes to financial statements are an integral part of this statement.

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,775
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	561
Changes in assets and liabilities:	
Prepaid expenses	750
Accrued liabilities	(10,315)
Pension contribution payable	(5,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,771
CASH (USED IN) INVESTING ACTIVITIES:	
Acquisition of fixed assets	(4,478)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	170,218
Cash overdraft	(779)
NET CASH PROVIDED BY FINANCING ACTIVITIES	169,439
NET INCREASE IN CASH	168,732
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	110,617
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 279,349

The accompanying notes to financial statements are an integral part of this statement.

NOTE 1 - BUSINESS

Ackman Ziff Chazen Realty Advisors LLC (the "Company") was organized March 17, 2001 as a Delaware single-member limited liability company to conduct business as a broker-dealer for equity financing in the real estate industry. The Company is a wholly-owned subsidiary of The Ackman-Ziff Real Estate Group LLC (A Limited Liability Company) (the "Parent"), operating as a commercial real estate mortgage broker with offices in New York, Massachusetts and Maryland.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

(c) Income Taxes

The accompanying statement of operations does not reflect a provision or liability for income taxes inasmuch as the net income of the Company is reportable on the partnership tax return of the Parent. The Parent is a limited liability company that has elected to be taxed as a partnership and accordingly is not subject to federal or state income taxes. Taxable income or losses are allocable to the members in accordance with the Parent's operating agreement.

(d) Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over the assets estimated useful lives. Maintenance and repairs that do not increase the useful life of an asset are expensed as incurred.

(e) Use of Estimates in Financial Statements

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(f) Revenue Recognition

Brokerage commissions are recorded when earned.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company has net capital of $236,501 which was $231,501 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

NOTE 4 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering substantially all of its employees. Discretionary contributions to the plan are determined by management. The profit sharing plan contribution for the year ended December 31, 2004 totaled $35,000.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains bank balances which from time to time are in excess of FDIC insurance limits.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid a commission in the amount of $75,000 to Ackman-Ziff Shuler Strawn Realty Advisors, a division of the Parent.

SUPPLEMENTARY FINANCIAL INFORMATION

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

ASSETS	$ 288,561
Less, liabilities	(42,848)
TOTAL CAPITAL	245,713
Add, subordinated liabilities	-
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	245,713
Less, nonallowable assets	(9,212)
NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION	236,501
Less, haircuts and undue concentration	-
NET CAPITAL	$ 236,501
AGGREGATE INDEBTEDNESS	$ 42,848
MINIMUM NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 231,501
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.18

There were no material differences between this computation required pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17a-5 Part IIA filing as of December 31, 2004.

The accompanying notes to financial statements and independent auditors' report should be read in conjunction with this supplementary schedule.

ACKMAN ZIFF CHAZEN REALTY ADVISORS LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The accompanying notes to financial statements and independent auditors' report should be read in conjunction with this supplementary schedule.

BERDON

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Ackman Ziff Chazen Realty Advisors LLC

In planning and performing our audit of the financial statements and supplementary schedules of Ackman Ziff Chazen Realty Advisors LLC (A Limited Liability Company) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provided assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets of which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Berdon LLP
CPAs and Advisors
International Association of Practicing Accountants

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them of future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined. In addition, our review indicated that the Company was in compliance with the exemption provisions of Rule 15c3-3 as of December 31, 2004 and for the year then ended.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Berdon LLP

Certified Public Accountants

February 18, 2005